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3/12

09056073

'ATES
\NGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 02 2009
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sandlapper Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 North Main Street, 12th Floor
(No. and Street)

Greenville (City) SC (State) 29611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Trevor Gordon 864-672-4842
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC
(Name – *if individual, state last, first, middle name*)

200 East Broad Street (Address) Greenville (City) SC (State) 29606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SD 3/27

OATH OR AFFIRMATION

I, John W. Boyd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elliott Davis, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANDLAPPER SECURITIES, LLC
GREENVILLE, SOUTH CAROLINA

TABLE OF CONTENTS

ElliottDavis

Elliott Davis, LLC
Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

The Members
Sandlapper Securities, LLC
Greenville, South Carolina

We have audited the accompanying statement of financial condition of Sandlapper Securities, LLC as of December 31, 2008 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Sandlapper Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliott Davis, LLC

Greenville, South Carolina
February 18, 2009

SANDLAPPER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$	6,438
PREPAID EXPENSES		9,571
	$	**16,009**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	-
MEMBERS' EQUITY		16,009
	$	**16,009**

The accompanying notes are an integral part of these financial statements.

SANDLAPPER SECURITIES, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2008

REVENUES		
Commission income	$	1,671,643
Concessions		(57,602)
Net commission income		1,614,041
EXPENSES		
Commission expense		1,531,663
Management fees		51,666
Professional fees		30,003
Other		44,806
Total expenses		1,658,138
Net loss	**$**	**(44,097)**

The accompanying notes are an integral part of these financial statements.

SANDLAPPER SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2008

MEMBERS' EQUITY, BEGINNING OF YEAR	$	55,006
CAPITAL CONTRIBUTIONS		5,100
NET LOSS		(44,097)
MEMBERS' EQUITY, END OF YEAR	**$**	**16,009**

The accompanying notes are an integral part of these financial statements.

SANDLAPPER SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

OPERATING ACTIVITIES	
Net loss	$ (44,097)
Adjustments to reconcile net loss to net cash used for operating activities	
Net changes in operating assets and liabilities	
Accounts receivable	24,406
Prepaid expenses	(3,466)
Accounts payable - member	(61)
Accrued expenses - related party	(14,850)
Net cash used for operating activities	(38,068)
FINANCING ACTIVITIES	
Member contributions	5,100
Decrease in cash and cash equivalents	(32,968)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	39,406
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 6,438**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Nature of Operations

Sandlapper Securities, LLC (the "Company"), which has one office in Greenville, SC, was organized on June 30, 2005 to act as an independent broker dealer. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company specializes in the syndication of private placement interests in real estate Tenant-in-Common ("TIC") programs. Specifically, the Company's primary purpose is to act as the managing broker dealer for private placements of TIC interests made by TIC Properties, LLC ("TIC Properties"), the majority member/owner of the Company. Also, the Company can and does at times act as a broker dealer in Tenant-in-Common programs offered by parties other than TIC Properties.

Term of Limited Liability Company

The Company terminates June 30, 2055, unless sooner dissolved in accordance with the provisions of the Limited Liability Company Agreement. The Company may be continued beyond the term if all of the Members consent.

Cash and cash equivalents

All short-term, highly liquid investments with an original maturity of three months or less are considered cash and cash equivalents. The Company maintains its cash in a bank deposit account which, at times, may exceed the Federal Deposit Insurance Corporation insured limits. The Company has not experienced losses in this account and does not believe it is exposed to significant credit risk on its cash and cash equivalents.

Commissions

Commission income and related commission expenses are recorded as sales of the TIC interests occur.

Income taxes

The Company is classified as a partnership for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax returns of its members.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2008, the Company's net capital, computed in accordance with the rules of the SEC, was $6,438, which was $1,438 in excess of its required net capital of $5,000. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 0 to 1. See Supplementary Schedule 1 for these calculations.

NOTE 3 - RELATED PARTY TRANSACTIONS

As stated in Note 1, the Company's primary purpose is to act as the managing broker dealer for private placements of TIC interests made by TIC Properties, the majority member/owner of the Company. Therefore, the majority of the commission income recorded by the Company comes from TIC Properties. Net commission income from TIC Properties for the year ended December 31, 2008 was $1,581,812 and is included in net commission income in the statement of operations.

The Company also pays management fees to B Squared Investments, Inc. ("B Squared"), a related party through common ownership, pursuant to a service agreement entered into during 2007. Management fees paid to B Squared during 2008 were $51,666.

During 2007 and 2008, the Company leased office space from Downtown Plaza Leasing, LLC ("Downtown Plaza"), a related party through common ownership. Rent expense under this lease was $10,435 and $2,133 for the years ended December 31, 2008 and 2007, respectively, and this is included in other expense in the statement of operations. This lease was terminated effective September 14, 2008.

NOTE 4 – SUBSEQUENT EVENT – CAPITAL CONTRIBUTION

On January 30, 2009, the Company's members made capital contributions totaling $12,500.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2008

SANDLAPPER SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL

TOTAL MEMBERS' EQUITY	$	16,009
ADD		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		16,009
DEDUCT		
Nonallowable assets from Statement of Financial Condition:		
Prepaid expenses		9,571
Net capital before haircuts on securities positions		6,438
Haircuts on securities		-
Net capital	**$**	**6,438**

AGGREGATE INDEBTEDNESS

LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$	-
ADD		
Market value of securities borrowed for which no equivalent value is paid or credited		-
Total aggregate indebtedness	$	-
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0 to 1**

There are no material differences between this schedule and the Company's unaudited quarterly filing of the Part IIA FOCUS report.

SANDLAPPER SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$	-
Monies borrowed collateralized by securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		-
Credit balances in firm accounts that are attributable to principal sales to customers		-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		-
Market value of short security count differences over thirty calendar days old		-
Market value of short securities and credits in all suspense accounts over thirty calendar days		-
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		-
Total credit items	$	-
DEBIT BALANCES		
Debit balances in customers' cash and margin excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days		-
Total debit items	$	-

The Company claims the exemption under section (k)(2)(i) of Rule 15c3-3, which states that the provisions of this Rule are not applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers."

There are no material differences between this schedule and the Company's unaudited quarterly filing of the Part IIA FOCUS report.

SANDLAPPER SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
Number of items	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	-
Number of items	-
	$ -

The Company claims the exemption under section (k)(2)(i) of Rule 15c3-3, which states that the provisions of this Rule are not applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers."

INDEPENDENT AUDITOR'S
REPORT ON INTERNAL ACCOUNTING CONTROL

The Members
Sandlapper Securities, LLC
Greenville, South Carolina 29601

In planning and performing our audit of the financial statements and supplemental schedules of Sandlapper Securities, LLC, as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk

that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operating of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Greenville, South Carolina
February 18, 2009

SANDLAPPER SECURITIES, LLC

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

**(Pursuant to paragraph (d) of Rule 17a-5
of the Securities and Exchange Act of 1934)**